[redacted]

10027651

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-13975

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Princor Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines, Iowa 50392-0200
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill R. Brown 916-941-4657
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1001-1119314

Oath or Affirmation

I, Jill R. Brown, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Princor Financial Services Corporation, as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

Notary Public

ANNA MARIE PINS
Commission Number 180209
My Commission Expires
July 12, 2010

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Income
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(X)	(o)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Princor Financial Services Corporation

Financial Statements and Supplemental Information

Years Ended December 31, 2009 and 2008

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Princor Financial Services Corporation

We have audited the accompanying balance sheets of Princor Financial Services Corporation (an indirect, wholly owned subsidiary of Principal Financial Group, Inc.) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princor Financial Services Corporation at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, during 2009 the Company corrected its accounting for retirement plan revenue and retirement plan expenses. The Company has restated retirement plan revenue and retirement plan expense for the year ended December 31, 2008, to reflect these corrections.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supporting schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 23, 2010

Princor Financial Services Corporation

Balance Sheets

	December 31	
	2009	**2008**
Assets		
Cash and cash equivalents	**$ 22,134,579**	$ 12,157,511
Long-term investments, at fair value (amortized cost: 2009 – $9,704,078; 2008 – $9,349,018)	**8,554,891**	7,457,434
Due from:		
Affiliates	**2,391,535**	1,800,652
Others	**1,359,602**	912,984
Prepaid expenses	**405,103**	415,601
Net deferred income taxes	**4,132,868**	3,156,037
Income taxes recoverable	**8,126**	1,041,321
Total assets	**$ 38,986,704**	$ 26,941,540
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 545,414**	$ 381,911
Accounts payable	**14,607,088**	210,656
Due to:		
Principal Life Insurance Company	**3,048,202**	3,237,355
Other affiliates	**712,273**	506,673
Total liabilities	**18,912,977**	4,336,595
Stockholder's equity:		
Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group	**400,000**	400,000
Additional paid-in capital	**6,332,059**	6,043,876
Retained earnings	**13,341,668**	16,161,069
Total stockholder's equity	**20,073,727**	22,604,945
Total liabilities and stockholder's equity	**$ 38,986,704**	$ 26,941,540

See accompanying notes.

Princor Financial Services Corporation

Statements of Income

	Year Ended December 31	
	2009	**2008**
		(Restated)
Brokerage revenues:		
Commissions:		
Principal Mutual Funds	**$ 12,288,500**	$ 11,594,023
Other mutual funds	**8,871,197**	12,256,211
General securities	**31,088,524**	37,370,587
Variable annuities and flexible variable life policies	**5,439,682**	6,061,190
Contingent deferred sales charges	–	1,051,544
Distribution and shareholder servicing fees	**16,633,742**	21,973,937
Retirement plan revenue	**107,525,277**	123,856,543
Total brokerage revenues	**181,846,922**	214,164,035
Less commission – related expenses:		
Commission to advisors	**20,752,643**	26,529,474
Commission to brokers	**11,438,197**	14,443,120
Commission to other broker-dealers	**500,617**	859,058
Amortization of deferred commissions	–	4,065,070
Distribution fees	**4,283,469**	4,836,577
Field personnel allocated expenses	**8,083,995**	6,870,795
Other distribution expenses	**11,266,135**	10,533,438
Retirement plan expenses	**107,525,277**	123,856,543
Total commission – related expenses	**163,850,333**	191,994,075
Net brokerage revenues	**17,996,589**	22,169,960
Other revenues (losses):		
Interest	**370,431**	676,188
Other	–	3,229
Net investment gains (losses)	**742,397**	(1,470,651)
Total other revenues (losses)	**1,112,828**	(791,234)

Princor Financial Services Corporation

Statements of Income (continued)

	Year Ended December 31	
	2009	**2008**
Operating expenses:		
Salaries and benefits	**$ 15,626,997**	$ 14,079,482
General and administrative expenses	**8,086,197**	13,013,057
Total operating expenses	**23,713,194**	27,092,539
Loss from operations before income taxes	**(4,603,777)**	(5,713,813)
Benefit for federal and state income taxes	**(1,794,828)**	(2,270,012)
Net loss	**$ (2,808,949)**	$ (3,443,801)

See accompanying notes.

Princor Financial Services Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2008	$ 400,000	$ 10,908,976	$ 24,613,586	$ 35,922,562
Net loss	–	–	(3,443,801)	(3,443,801)
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	236,831	(8,716)	228,115
Dividends paid to Parent	–	–	(5,000,000)	(5,000,000)
Return of prepaid commission to Parent	–	(5,101,931)	–	(5,101,931)
Balance at December 31, 2008	400,000	6,043,876	16,161,069	22,604,945
Net loss	–	–	**(2,808,949)**	**(2,808,949)**
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	**288,183**	**(10,452)**	**277,731**
Balance at December 31, 2009	**$ 400,000**	**$ 6,332,059**	**$ 13,341,668**	**$ 20,073,727**

See accompanying notes.

Princor Financial Services Corporation

Statements of Cash Flows

	Year Ended December 31 2009	2008
Operating activities		
Net loss	**$ (2,808,949)**	$ (3,443,801)
Adjustments to reconcile net (loss)/income to net cash provided by (used in) operating activities:		
Deferral of commission expense	–	(4,148,196)
Amortization of deferred commission expense	–	4,065,070
Reinvested dividends from long-term mutual funds	**(355,060)**	(406,644)
Net investment (gains) losses	**(742,397)**	1,470,651
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	**288,183**	236,831
Equity distribution in the form of common stock to employees	**(10,452)**	(8,716)
Deferred income taxes	**(976,831)**	41,189
Changes in operating assets and liabilities:		
Due from others and prepaid expenses	**(436,120)**	2,300,112
Due to Principal Life Insurance Company	**(189,153)**	(1,116,209)
Due to/from mutual funds and other affiliates	**(385,283)**	568,397
Commissions payable, accounts payable, and income taxes recoverable	**15,593,130**	(1,399,719)
Net cash provided by (used in) operating activities	**9,977,068**	(1,841,035)
Financing activities		
Dividends paid to Parent	–	(5,000,000)
Net cash used in financing activities	–	(5,000,000)
Net increase (decrease) in cash and cash equivalents	**9,977,068**	(6,841,035)
Cash and cash equivalents beginning of year	**12,157,511**	18,998,546
Cash and cash equivalents end of year	**$ 22,134,579**	$ 12,157,511
Noncash financing activity		
Return of prepaid commisions to Parent	**$ –**	$ (5,101,931)
Supplemental disclosure of cash flow information		
Net cash received during the year for income taxes	**$ (1,851,192)**	$ (1,450,644)

See accompanying notes.

1. Significant Accounting Policies

Organization and Basis of Presentation

Princor Financial Services Corporation (the Company) engages primarily in the sale of shares of mutual funds, including open-end investment companies (Principal Mutual Funds) organized by Principal Life Insurance Company (Principal Life), an affiliate, and registered variable annuity contracts and flexible variable life policies issued by Principal Life. Commission income is derived from the sale of mutual fund shares, direct participation programs, variable annuity contracts, flexible variable life policies, certificates of deposit, wrap products of a registered investment advisor, and general securities and is recorded on a trade-date basis.

The Company is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI), who in turn is an indirect, wholly owned subsidiary of Principal Financial Group, Inc., a Delaware business corporation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On July 1, 2009, the FASB Accounting Standards Codification™ (Codification) was launched as the single source of authoritative nongovernmental GAAP. Guidance in the Codification is organized by Topic, each representing a collection of related guidance. All guidance contained in the Codification carries an equal level of authority. The Company adopted guidance that establishes the Codification as the source of authoritative GAAP for the period ended December 31, 2009. The adoption required updates to the Company's financial statement disclosures, and did not impact the Company's results of operations or financial position. This guidance was formerly known as Statement of Financial Accounting Standards (SFAS) No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162.

1. Significant Accounting Policies (continued)

On September 15, 2006, the Financial Accounting Standards Board issued authoritative guidance for using fair value to measure assets and liabilities, which applies whenever other authoritative guidance requires or permits assets or liabilities to be measured at fair value, but does not expand the use of fair value measurement. The guidance establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy. The Company's adoption of Accounting Standards Codification (ASC) No. 82, *Fair Value Measurements,* (ASC 820) on January 1, 2008, for assets and liabilities measured at fair value on a recurring basis and financial assets and liabilities measured at fair value on a nonrecurring basis did not have a material impact on the Company's financial statements. See Note 3, Fair Value Measurements, for further details.

Investments

The Company's long-term investments consist of investments in various Principal Mutual Funds, which are reported at fair value. Fair values of the mutual funds are determined by reference to published net asset values per share. The resulting change in the difference between cost and fair value is included in net income.

The net unrealized appreciation or depreciation of long-term investments consisted of gross unrealized losses of $1,149,187 and $1,891,584 at December 31, 2009 and 2008, respectively. There were no gross unrealized gains at December 31, 2009 and 2008. Realized gains and losses on sales of investments are determined on the basis of specific identification of securities sold.

Deferred Sales Costs

In July of 2008 the Company stopped distributing Class J shares and executed a non-cash return of capital of $5,101,931 to its Parent company, which consisted of prepaid commissions on Class J shares. Prior to July of 2008, the Company deferred commissions on the sale of Class J shares and amortized these deferrals over 18 months, the period of time the shares are subject to CDSC fees, using the straight-line method.

Total amortization of deferred commissions was $4,065,070 during the year ended December 31, 2008. There was no amortization of deferred commissions for the year ended December 31, 2009. Prior to July 2008, the Company periodically evaluated whether events or circumstances had occurred that affected the recoverability of the remaining deferred commission expense asset.

1. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased (including all of its short-term investments) to be cash equivalents.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Subsequent Events

The Company's management has evaluated all subsequent events through February 23, 2010, which is the date that the financial statements were issued.

2. Restatement for Adjustments to Retirement Plan Revenue and Expense

During the second quarter of 2009, an error was discovered in the amount of Retirement plan revenue and Retirement plan expense recorded in the Company's income statement. The Company incorrectly included commissions paid by Principal Life Insurance Company (PLIC) to broker-dealers and non-registered producers for certain retirement plan sales. As a result of the error, Retirement plan revenue and Retirement plan expense were overstated by $75,921,209 for the year ended December 31, 2008, as previously reported. There is no impact on the net loss, stockholder's equity or net capital as a result of the correction of this error. The Retirement plan revenue and Retirement plan expense line items in the Statement of Income for the year ended December 31, 2008, have been restated to reflect adjustments for this error.

3. Fair Value Measurement

The Company uses fair value measurements to record fair value of cash equivalents and long-term investments.

Valuation Hierarchy

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). For ASC 820 disclosures, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- **Level 1** – Unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets include mutual funds.
- **Level 2** – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
- **Level 3** – Significant unobservable inputs for the asset or liability.

Determination of Fair Value

The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about our business, its value or financial position based on the fair value information of financial instruments presented below.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

The following discussion describes the valuation methodologies used for assets and liabilities measured or disclosed at fair value.

3. Fair Value Measurement (continued)

Long Term Investments at Market Value

Long term investments at market value include mutual fund investments, for which the fair value is determined using the net asset value of the fund.

Cash Equivalents

Because of the nature of these assets, carrying amounts approximate fair values. Fair values of cash equivalents may be determined using public quotations, when available.

Assets measured at fair value on a recurring basis are summarized below. The Company does not have any liabilities measured at fair value.

	As of December 31, 2009			
	Assets Measured at Fair Value	Fair Value Hierarchy Level		
		Level 1	Level 2	Level 3
Assets				
Long term investments at market value	$ 8,554,891	$ 8,554,891	$ –	$ –
Cash equivalents	4,226,136	4,226,136	–	–
Total assets	$ 12,781,027	$ 12,781,027	$ –	$ –

	As of December 31, 2008			
	Assets Measured at Fair Value	Fair Value Hierarchy Level		
		Level 1	Level 2	Level 3
Assets				
Long term investments at market value	$ 7,457,434	$ 7,457,434	$ –	$ –
Cash equivalents	4,216,007	4,216,007	–	–
Total assets	$ 11,673,441	$ 11,673,441	$ –	$ –

4. Income Taxes

The Company is taxed at corporate rates on taxable income based on existing tax laws. The Company's taxable income or loss is included in consolidated federal and state income tax returns filed by Principal Financial Group, Inc. The companies have adopted the policy of allocating income tax expenses and benefits to members of the consolidated group based upon their pro rata contribution of taxable income or operating losses. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each company.

Income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes due primarily to prior year true-ups between expected tax expense and actual tax expense, nondeductible meals and entertainment, stock option expenses, Medicare Part D subsidiary, and state income taxes.

Deferred income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2009 and 2008, are as follows:

	December 31	
	2009	**2008**
Deferred income tax liabilities:		
Prepaid expense	**$ 162,851**	$ 167,192
Total deferred income tax liabilities	**162,851**	167,192
Deferred income tax assets:		
Benefit and medical plan contributions not currently deductible for tax	**(2,085,210)**	(1,524,377)
Unrealized loss on long-term investments	**(461,974)**	(724,015)
Vacation accrual	**(188,746)**	(106,907)
Bonus accrual	**(9,700)**	(9,843)
Stock options	**(941,174)**	(958,087)
Net operating loss	**(48,181)**	–
Annual incentive plan	**(560,734)**	–
Total deferred income tax assets	**(4,295,719)**	(3,323,229)
Net deferred income tax assets	**$(4,132,868)**	$(3,156,037)

4. Income Taxes (continued)

Significant components of the provision (benefit) for income taxes are as follows:

	Year Ended December 31	
	2009	**2008**
Current:		
Federal	**$ (794,701)**	$(1,855,047)
State	**(23,296)**	(456,154)
Total current	**(817,997)**	(2,311,201)
Deferred:		
Federal	**(717,901)**	8,556
State	**(258,930)**	32,633
Total deferred	**(976,831)**	41,189
	$(1,794,828)	$(2,270,012)

5. Net Capital Requirements

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (the clearing broker-dealer). The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had defined net capital of $11,450,380, which was $10,180,727 in excess of its required net capital of $1,269,653. The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

The Company has a special bank account, with a balance of $14,091,875 and $13,744 at December 31, 2009 and 2008, respectively, as required under Rule 15c3-3(k)(2)(i), designated "Special Account for the Exclusive Benefit of Customers."

6. Related-Party Transactions

As set forth on the consolidated statements of operations, the Company receives the following fees from Principal Life and Principal Mutual Funds:

- The Company collects commissions for the sale of Principal Mutual Funds and variable annuity and flexible variable life products offered by Principal Life.
- The Company receives distribution (Rule 12b-1) and shareholder servicing fees from Principal Mutual Funds and nonproprietary mutual funds used by other product lines offered.

Principal Financial Group, Inc. has allocated the expenses associated with stock based compensation to each of its subsidiaries, with the allocation aggregating $288,183 and $236,831 to the Company for the years ended December 31, 2009 and 2008, respectively. As Principal Financial Group, Inc. has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

In July 2008, the Company returned capital in the amount of $5,101,931 to PFSI which consisted of prepaid commissions on Class J shares.

During 2008, the Company had agreements with certain Principal Mutual Funds, whereby the funds reimburse the Company for expenses incurred in distributing and promoting the sale of shares of the funds. These distribution and shareholder servicing fees are based on a plan approved annually by the funds' Boards of Directors. In addition, services of employees and other operating costs, including commissions that have been deferred are initially paid by Principal Life and charged directly to the Company and subsidiaries. For the year ended December 31, 2008, these amounts aggregated $9,061,413.

7. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

7. Contingencies (continued)

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory bodies regularly make inquires and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

On August 28, 2007, two plaintiffs, Walsh and Young, filed a putative class action lawsuit in the United States District Court for the Southern District of Iowa against Principal Life and Princor Financial Services Corporation (the Principal Defendants). The lawsuit alleges that the Principal Defendants breached alleged fiduciary duties to participants in employer-sponsored 401(k) plans who were retiring or leaving their respective plans, including providing misleading information and failing to act solely in the interests of the participants, resulting in alleged violations of ERISA. The Principal Defendants are aggressively defending the lawsuit.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

Supplemental Information

Princor Financial Services Corporation

Computation of Net Capital – Pursuant to Rule 15(c)3-1

December 31, 2009

Computation of net capital		
Total stockholder's equity		$20,073,727
Subordinated note payable		
Total regulatory capital		$20,073,727
Deductions and/or charges:		
Nonallowable assets:		
Receivables from affiliates	$ 6,664,333	
Other assets	658,171	
Other deductions	3,909	
Total deductions and/or charges		7,326,413
Net capital before haircuts on securities positions		12,747,314
Haircuts on securities positions		1,296,934
Net capital		$11,450,380
Computation of alternative net capital requirement		
Net capital requirement (minimum)		$ 1,269,653
Aggregate indebtedness		$19,044,781
Excess net capital		$10,180,727

Princor Financial Services Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2009

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing Division of Donaldson, Lufkin & Jennette Securities Corporation	X
D. (k)(3) – Exempted by order of the Commission	______

Princor Financial Services Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2009

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 part IIA filing submitted to the Financial Industry Regulatory Authority.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764
Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1)

The Board of Directors
Princor Financial Services Corporation

In planning and performing our audit of the financial statements of Princor Financial Services Corporation (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2010

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Princor Financial Services Corporation
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Princor Financial Services Corporation
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
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Des Moines, IA 50309-2764
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Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Princor Financial Services Corporation:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Princor Financial Services Corporation, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Princor Financial Services Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. Princor Financial Services Corporation's management is responsible for Princor Financial Services Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, including a copy of the check and bank statement. There were no findings.

2. Compared the amounts reported on X-17A-5 with the amounts reported in Form SIPC-7T for the April 1, 2009 through December 31, 2009. There were no findings.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including monthly revenue detail from the general ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

013975 FINRA DEC
PRINCOR FINANCIAL SERVICES CORPORATION 13*13
711 HIGH ST
ATTN. TRACI WELDON
N-001-E20
DES MOINES IA 50392-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 37357.46

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (10,983.54)

7/29/09, 8/06/09, 11/20/09
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 26,373.92

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 26,373.92

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 26,373.92

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Princor Financial Services Corp.
(Name of Corporation, Partnership or other organization)

Traci Weldon
(Authorized Signature)

Dated the 11th day of January, 20 10.

VP & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2008 and ending ____, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 124,670,559.08

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. -0-

(2) Net loss from principal transactions in securities in trading accounts. -0-

(3) Net loss from principal transactions in commodities in trading accounts. -0-

(4) Interest and dividend expense deducted in determining item 2a. -0-

(5) Net loss from management of or participation in the underwriting or distribution of securities. -0-

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. -0-

(7) Net loss from securities in investment accounts. -0-

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products 107,289,220.69

(2) Revenues from commodity transactions. -0-

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,272,315.97

(4) Reimbursements for postage in connection with proxy solicitation. -0-

(5) Net gain from securities in investment accounts. 1,164,717.98

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. -0-

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). -0-

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

______ 1,319.18

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) -0-

Total deductions 109,727,573.82

2d. SIPC Net Operating Revenues $ 14,942,985.26

2e. General Assessment @ .0025 $ 37,357.46

(to page 1 but not less than $150 minimum)